
13001471

EXPERTISE MATTERS.

2012
ONEBEACON INSURANCE GROUP
MANAGEMENT REPORT

CONTENTS

Welcome to OneBeacon Insurance Group's 2012 Management Report. We began our second decade with a year of transformation. During 2012, we made significant progress on our journey to specialization, having reached agreement to sell the legacy runoff business. When this transaction closes in 2013, we will transfer the last of our general commercial lines liabilities. We also added two new segments, Programs and Surety, and augmented our front-line expertise in several groups, most notably Inland Marine. In the following pages, you will gain insights from our senior leadership regarding results, our specialty focus and our optimistic view of our future prospects. We are proud and excited to tell our story. OneBeacon; where specialty expertise matters.



T. MICHAEL MILLER

PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Dear Fellow Shareholders,

For 2012, your company reported year-end book value per share of $10.63, down roughly one percent, including dividends, with a 97.5% GAAP combined ratio on continuing operations. Overall, this was a disappointing result. The impact of Hurricane Sandy masked continued good underlying performance in most of our business units. We reached an important milestone — an agreement to sell our runoff book in a clean exit from our legacy liabilities. We believe that the company is positioned to deliver strong specialty results in 2013 and beyond.

As we look back on the year, a number of items are noteworthy and deserve a few comments:

Agreement to Sell Runoff

We reached an agreement to sell our runoff business to the Armour Group. Upon closing, which is expected later in 2013, we will be a pure specialty insurer with reserves for our specialty business only. This is an important final step in our journey to make OneBeacon the specialty company we have been working hard to become for the last few years.

Hurricane Sandy

While Hurricane Sandy was an extraordinary event that cost us roughly $43 million pre-tax (4 points on our combined ratio), we still delivered an underwriting profit. And although this result fell short of our standards, it is evidence of our excellent core underwriting skills that we can withstand the largest marine loss ever and maintain our profitability. As always, there are lessons we have learned from catastrophic events and they are already being implemented. Overall, we remain comfortable with our catastrophe exposure, which is a small fraction of our catastrophe profile prior to our exit from personal lines and standard commercial.

Investing in New Expertise

Forming new business units has been a key part of our journey to specialty as we have discussed in previous reports. Last year, we started two new businesses: OneBeacon Program Group and OneBeacon Surety Group. We also added new underwriting teams in Inland Marine. We expect all three to be profitable contributors in the next few years and we are excited to have them as part of OneBeacon.

At OneBeacon, expertise matters. All of our businesses attribute a major part of their success to expertise in their respective areas of underwriting focus. We fundamentally believe, and our results support, that focused expertise drives better results and competitive market advantages. It also promotes the continual evolution and improvement necessary to meet customer demands in a changing risk world. We choose only to be in market segments where expertise matters and where we have the talent to generate profitable results. It sounds simple, but it is complex and challenging to consistently deliver over time.

Transition

2012 was a year of transition for your company on two fronts. First, we made major strides in transitioning our corporate support functions to align with a specialist insurer — not a generalist. In IT, Claims, Finance, Legal and Human Resources, we challenged ourselves to deliver service to a smaller, highly specialized group

WE CHOOSE ONLY TO BE IN MARKET SEGMENTS WHERE EXPERTISE MATTERS AND WHERE WE HAVE THE TALENT TO GENERATE PROFITABLE RESULTS.

of underwriting units. This means not only smaller support units, but importantly, more flexible and creative solutions. Our businesses are no longer transaction-driven operations; they are more tailored, individual entities. I am pleased to report that your company is now better aligned to support our specialty businesses. Second, we experienced a modest but noticeable transition in the marketplace as respects pricing discipline. Most lines of business experienced positive rate increases and, in a number of instances, exceeded our projected loss cost inflation trends. This is a positive sign and we are hopeful this bodes well for 2013 price changes, but our experience tells us it won't last indefinitely. We are focused on continued effective execution on price adequacy as a key priority in our underwriting operations.

Sound Financial Management

During the year, we once again maintained our strong financial position. We see this as the underpinning of an effective property and casualty insurance operation, which includes strong loss reserves, prudent capital management, including modest financial leverage, and sound investment management. On each of these fronts, 2012 was a good year. Our loss reserves are in very good shape; we have a strong capital position, with flexibility to pursue opportunities, and modest financial leverage with a 21% debt to capital ratio. Our investments produced a 4.4% return for the year. Our safe, short (at roughly 2.8 years duration) fixed income portfolio performed very well, while our equity investments had a solid year but fell short of the S&P benchmark.

In summary, we expect to deliver better results in most years than we did in 2012, especially when the insurance industry experiences significant catastrophic events. There are always excuses and explanations, but we will try to spare you from hearing them from us as often as we can. We are fortunate to have talented, experienced insurance professionals throughout OneBeacon who have track records of delivering strong underwriting performance, and we will count on them to do so in 2013 and beyond. Our business operations have good core results and are positioned to compete within their markets. When we close the runoff sale, our legacy liabilities will be behind us. In short, your specialty company knows it is time to execute and deliver results — and we are all excited by that opportunity.

One final note concerns the personal loss we experienced at OneBeacon with the passing of Jack Byrne on March 7, 2013. Twelve years ago, Jack saw opportunity when the legacy company was for sale. His leadership, focus on underwriting discipline and amazing ability to connect with staff at all levels helped put OneBeacon on the path we are today. We are extremely fortunate to have been mentored by such an icon, whose core operating principles remain the foundation of your company.

Thank you for supporting our efforts and we look forward to sharing our progress throughout the coming year.

Respectfully submitted,



T. Michael Miller
President and Chief Executive Officer

OPERATING PRINCIPLES

WE MANAGE OUR BUSINESS IN ORDER TO ACHIEVE GROWTH IN BOOK VALUE OVER THE LONG TERM. THESE CORE PRINCIPLES GUIDE OUR ACTIONS ACROSS ALL ASPECTS OF OUR COMPANY.

UNDERWRITING COMES FIRST. AS AN INSURANCE ENTERPRISE, WE RESPECT THE FUNDAMENTALS OF INSURANCE. ALL THE BUSINESS WE WRITE MUST HAVE A REALISTIC EXPECTATION OF UNDERWRITING PROFIT, WHICH WE ENDEAVOR TO DEMONSTRATE OVER TIME.

MAINTAIN A DISCIPLINED BALANCE SHEET. INSURANCE LIABILITIES MUST ALWAYS BE FULLY RECOGNIZED. OUR PHILOSOPHY IS THAT LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES MUST BE SOLID BEFORE ANY OTHER ASPECT OF THE BUSINESS CAN BE SOLID.

INVEST FOR TOTAL RETURN. ONEBEACON STRIVES TO EARN THE HIGHEST POSSIBLE GROWTH IN AFTER-TAX VALUE OVER TIME, AND WE ARE INDIFFERENT AS TO WHETHER THIS GROWTH COMES FROM INVESTMENT INCOME OR CAPITAL GAINS.

THINK LIKE OWNERS. OUR EMPLOYEES ARE STAKEHOLDERS IN OUR BUSINESS, GIVING THEM AN INCENTIVE TO CONSIDER THIS QUARTER'S PROFIT IN THE CONTEXT OF OUR LONG-TERM HEALTH AND PERFORMANCE. THINKING LIKE AN OWNER EMBRACES A LONG-TERM STRATEGY.

OUR BUSINESSES

A.W.G. Dewar
A.W.G. Dewar's tuition refund plan protects schools and parents from the financial consequences of a student's withdrawal or dismissal from school.

International Marine Underwriters
International Marine Underwriters offers a full range of ocean and inland marine insurance products.

OneBeacon Accident Group
OneBeacon Accident Group focuses on analyzing and developing unique accident solutions for the transportation, non-subscription and corporate accident marketplace.

OneBeacon Entertainment
OneBeacon Entertainment provides specialized commercial insurance products, including professional liability coverages, for the entertainment, sports and leisure industries.

OneBeacon Environmental
OneBeacon Environmental specializes in environmental risk solutions designed to address a variety of exposures for a broad range of businesses, including multiline casualty placements for the environmental industry.

OneBeacon Government Risks
OneBeacon Government Risks provides protection for midsized municipalities and counties, special districts and other publicly funded agencies.

OneBeacon Professional Insurance
OneBeacon Professional Insurance specializes in professional liability insurance products for a broad range of targeted industries.

OneBeacon Program Group
OneBeacon Program Group provides a full range of multiline package insurance solutions for select specialty programs overseen by dedicated MGAs, MGUs and Program Administrators.

OneBeacon Specialty Property
OneBeacon Specialty Property provides excess property and inland marine coverages that augment primary policies or self-insured retentions.

OneBeacon Surety Group
OneBeacon Surety Group offers a broad range of commercial, custom and miscellaneous bonds targeting middle-market, Fortune 2500 companies.

OneBeacon Technology Insurance
OneBeacon Technology Insurance solely focuses on the technology industry, making it a source for technology insurance and risk management needs.

LETTERS FROM OUR BUSINESS LEADERS



DENNIS A. CROSBY
EXECUTIVE VICE PRESIDENT
INSURANCE OPERATIONS

Dear Fellow Shareholders,

OneBeacon's transformation to a specialty insurance company made good progress in 2012. Our businesses focused their underwriting abilities, while managing an environment that remains challenging. There does seem to be a ray of optimism around underwriting discipline and pricing, however, and we are positioned to capitalize as it emerges.

Our specialty capabilities continued to evolve; we now have operations that span the entertainment, technology, government risk, marine, excess property, environmental and program industries. All of these specialties have accelerated segmenting their approach to specific areas of their markets, which allows us to concentrate on underwriting profitability. OneBeacon Technology and OneBeacon Government Risks have done a particularly good job in this area. OneBeacon Entertainment has fully transitioned from its origins as a self-contained business to a more efficient underwriting operation. One of our original specialties, International Marine Underwriters, which is profiled on page 8 of this report, withstood Hurricane Sandy and proved that their underwriting discipline is second to none. OneBeacon Specialty Property, our excess property unit, continued to be opportunistic in a transitioning property market and remains focused on our proven appetite. Two of our newer operations — OneBeacon Environmental and OneBeacon Program Group — made tremendous progress in establishing and expanding their underwriting platforms for the future. We're excited about our portfolio of businesses and the teams of experts within each group.

We continually explore the marketplace for opportunities. In 2012 we added our Program business, a very experienced team led by Dan Beaudette. We expanded our Inland Marine leadership and underwriting staff and combined it with our International Marine Underwriters business. With this affiliation, we now provide solutions for all domestic marine coverage needs. OneBeacon Government Risks acquired an entity that will expand our reach in the highly profitable public entities segment. Being opportunistic also means recognizing your limitations, so last fall, we narrowed our risk appetite for energy business to inland marine and renewable/alternative energy.

We firmly believe that the specialty marketplace is unique — and that our strengths are particularly well suited for this business. Our underwriting and operational approach defines our interactions with our specialty customers. We provide focused expertise, which brings efficient solutions to our producers and insureds. Yet we never get too comfortable with our efforts. We continually challenge ourselves to seek improvements to add value to our target customers. These attributes are key differentiators for OneBeacon.

In 2013, you will see OneBeacon emerge as an established specialty company, focused on underwriting discipline and nimble enough to react to ever-changing conditions. We are determined to firmly entrench ourselves in the specialty market. At OneBeacon, we believe we have the ability, capabilities and focus to provide value to our customers and superior results to our shareholders.

Respectfully submitted,

Dennis

Dennis A. Crosby
Executive Vice President Insurance Operations



PAUL F. ROMANO

EXECUTIVE VICE PRESIDENT
INSURANCE OPERATIONS

Dear Fellow Shareholders,

The specialty insurance marketplace continues to be a challenging one, even as market conditions begin to show improvement. At OneBeacon Professional Insurance (OBPI) and OneBeacon Accident Group, we are poised to take advantage of this environment. Our efforts to deepen distribution relationships are paying dividends in both the awareness and appeal of our approach, as well as the volume and quality of the submissions we are seeing. In 2012, over 2,500 organizations made the choice to move their insurance to us.

The four business areas within OBPI — Health Care, Professional Liability, Management Liability and Financial Services — as well as OneBeacon Accident, each have a clear mandate to continually focus on bottom line results. They do so with a disciplined approach to underwriting that drives them to sharpen the decision-making process to an even finer point. Coupled with an experienced staff and a determination to provide noticeably superior service, we have established a solid foundation to profitably grow our business in a measured, judicious fashion in the years to come.

The common theme running through each of the underwriting divisions contained in these businesses is a commitment to align product and capability developments with the needs of the marketplace. Our deep and experienced management team provides oversight and guidance, ensuring that the overall company focus remains core to the operating principles of each unit. This philosophy drives us to maintain our long-standing commitment to underwriting excellence, expense management and service enhancement while constantly looking to improve and streamline our business processes.

We also view the current marketplace as an opportunity to leverage the operational improvements we have been steadily implementing. As options for growth into new markets, service areas and business alliances become available, we are well positioned from an infrastructure standpoint to effectively take advantage of initiatives that allow us to carefully extend our reach into the areas we feel offer the greatest opportunity. This follows the pattern we continued in 2012, as we introduced our innovative Extended Reporting Period (ERP) product, and entered into an exclusive arrangement with Equifax to provide credit monitoring and breach response services to our Network Security and Privacy policyholders.

Our businesses will also continue to rigorously monitor market conditions to ensure that our product offerings are consistent with our commitment to a disciplined underwriting approach. This vigilance will be especially necessary with regard to health care reform, as the Patient Protection and Affordable Care Act has the potential to significantly impact the liability exposures of health care organizations and providers.

OBPI and OneBeacon Accident both posted solid results in 2012. There were increases in both submission flow and in the number of brokers with whom we do business. We now look forward to the opportunity to leverage our position in 2013, making decisions that reflect our risk tolerance and evolving market changes.

As OneBeacon fully embraces its position as a pure specialty company, we are determined to establish these businesses as carriers of choice among brokers who demand responsible underwriting, exceptional service and a commitment to mutual success.

Respectfully submitted,

Paul

Paul F. Romano
Executive Vice President Insurance Operations

International Marine Underwriters

WHEN ONEBEACON CONCLUDED THAT ITS STRENGTHS AND OPPORTUNITIES WERE BEST ALIGNED TO THE SPECIALTY MARKETS, THE COMPANY'S INTERNATIONAL MARINE UNDERWRITERS (IMU) GROUP UNDERSTOOD COMPLETELY.

After all, IMU has always been a specialized business, exclusively insuring marine risks dating back to its charter days in the early 1900s. With a singular focus on this distinct customer group, IMU has risen to a market-leading position, and not just because they've been around a long time. In fact, IMU has persisted due to the expertise and resulting risk-management savvy of its underwriters, claims representatives and leaders. They enjoy the respect of the marine industry because they live up to their brand name each and every day; they are marine underwriters who consistently bring their deep knowledge of ocean and inland marine risks to their decision-making. What's more, they personify the discipline required to navigate market swings and cycles. And perhaps best of all, they truly enjoy their craft, as evidenced by the many hours dedicated to the industry outside of the business day.

WHERE SPECIALIZED

All Marine, All the Time

IMU became a part of OneBeacon's legacy organization in 1991, immediately doubling then-Commercial Union's marine portfolio. Ten years and two ownership changes later, IMU was recognized as a bright light within the company due to its compelling business model — focused operations with custom products exclusively serving the marine industry through marine producers. And by the way, they've been consistently profitable by following this approach.

Today, with a presence in over 20 locations throughout the United States, IMU is known as a primary market for hull and liability coverages. Yet, within the niche marine field, IMU's capabilities span the breadth of coverages needed by this segment, including yacht, cargo and most recently, inland products at both primary and excess levels. Furthermore, auto and other select coverages are available to round out an IMU package. IMU President Bob Gallagher, who joined in 1994, noted, "Our broad product shelf means IMU can be a single market for our producers, making it easy for them to handle the extent of their customer's needs. We've also found that our one-stop solution helps with customer retention."

Expertise Matters

SO WHAT MAKES THIS SPECIALTY BUSINESS SPECIAL? IT BEGINS WITH THE PEOPLE.

With a staff that's highly experienced and has worked together for years, the culture is competitive yet familial. Each regional office owns its local results, overlaid by an expectation to positively impact IMU's — and OneBeacon's — bottom line. Said Gallagher, "We expect employees to understand the financial impact of their decisions on the business overall." This sense of personal responsibility means that everyone has a vested interest in their region's success, culminating in competing for IMU's prestigious Flagship Award each spring. The winner is the most profitable region, and repeat awards are highly coveted.

As a business-to-business operation, IMU engages with like-minded producers who share their focus and knowledge of the marine industry. According to National Director of Hull & Liability Michael Csorba, "This affinity builds extreme loyalty among marine producers, who have often represented their clients for many years. And being imbedded within our target regions means that we get to know



the local marine markets firsthand." The marine industry is relatively small, so being a longstanding market with stable staff and a steady appetite means producers can manage their own businesses with confidence and trust.

Many of IMU's senior leaders are active in marine industry associations. Serving on boards, teaching classes or developing content for seminars, they understand the value of using their expertise to continually improve the caliber of those working in the industry. Junior staff is encouraged to participate in educational programs as a way to build their technical skills and participate in the broader marine community. Bob Gallagher recently served as chair of the trade association representing the United States ocean marine industry, the American Institute of Marine Underwriters (AIMU), and he has also served in leadership roles for several other associations. This peer recognition is a strong testament to the value attributed to IMU experience throughout the marine community.

EXPERTISE MATTERS.

Churning Tides

The recent economic downturn directly impacted the marine industry as manifested by shrinking premiums and highly competitive pricing. With fewer luxury purchases, boat dealers and marinas suffered, resulting in a challenging environment for marine insurers. As a seasoned team, IMU did not waver from its disciplined underwriting tactics and has come through with consistently profitable results.

Opportunity knocked in 2012, when OneBeacon's inland marine capabilities were merged into IMU. Inland marine had been managed within the company's former commercial lines segment, emerging as a specialty capability in 2010. This past year, it was re-introduced to the marketplace with a heightened purpose and additional underwriting talent. Taylor Boyd, National Product Director Inland Marine, joined OneBeacon in 2007 and was very excited by this opportunistic shift. "All accounts have some sort of inland exposure," said Boyd. "By bringing our ocean and inland capabilities together, the original IMU producers gained access to more products, which gives us more looks at more business." Added Gallagher, "This provided diversification and balance to IMU — as well as one-stop marine shopping for producers. With full-service inland marine capabilities, IMU now offers an even broader platform."

Of course, this look-back at our marine business cannot conclude without mention of Hurricane Sandy, which many believe to be among the worst in history. IMU suffered significant losses, but as with any such catastrophe, this event tested the very premise of our business — helping insureds through a devastating loss and making them financially whole consistent with their coverage terms. IMU claims employees worked nearly 24x7 for weeks to quickly and fairly settle claims. Ironically, those adjusters were actually displaced from their downtown New York City office due to Sandy for two weeks. Their tireless efforts speak volumes regarding IMU employees performing at their best even under difficult circumstances.

IMU: A Specialty Story

So what's next? With the addition of inland marine, IMU is now among the largest U.S. marine underwriters. And in this business of cycles, we believe the economy will eventually rebound, pricing trends will improve and the market will harden. At IMU the story will stay the same — underwriting comes first; staff experts who care about their business and profession; and producers who benefit from a stable market that happens to be about the best out there.

FINANCIAL HIGHLIGHTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

BOOK VALUE PER SHARE:	$10.63
GROWTH IN BVPS IN THE LAST TWELVE MONTHS, INCLUDING DIVIDENDS, ON AN IRR BASIS:	-0.8%
ONEBEACON'S COMMON SHAREHOLDERS' EQUITY:	$1.0 BILLION
TOTAL ASSETS:	$5.4 BILLION
TOTAL LIABILITIES:	$4.4 BILLION
COMPREHENSIVE LOSS ATTRIBUTABLE TO ONEBEACON'S COMMON SHAREHOLDERS:	$22.1 MILLION
NET WRITTEN PREMIUM:	$1.2 BILLION
COMBINED RATIO:	97.5%

LETTER FROM OUR CFO



PAUL H. MCDONOUGH

SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Dear Fellow Shareholders,

In 2012, from a capital management perspective, we maintained our $.21 per share quarterly dividend ($80 million annualized in aggregate); we also refinanced our debt, issuing $275 million of 4.6% ten-year senior notes, while redeeming $270 million of senior notes that were due to mature in 2013; and lastly, we ended the year with consolidated capital of $1.3 billion and debt to total capital of 21%, in line with our long-term target of 20–25%.

CONSISTENT WITH PAST PRACTICE, WE WILL NOT HESITATE TO RETURN UNDEPLOYED CAPITAL TO SHAREHOLDERS IF WE CANNOT DEPLOY IT PROFITABLY OURSELVES.

We entered 2013 with roughly $100 million of net undeployed capital (i.e., capital over and above minimum rating agency requirements plus a prudent capital safety margin). Close to $100 million of additional capital will free up as our collector car and boat business rolls off over the next couple years, with the majority of it freeing up during 2013. An additional nearly $100 million will free up over time in the wake of the closing of the sale of our runoff business, which we expect will occur in the second half of 2013. Consistent with past practice, we will not hesitate to return undeployed capital to shareholders if we cannot deploy it profitably ourselves.

We continue to maintain a strong reserve position. At year-end 2012, we held $893 million of loss and loss adjustment expense reserves for our ongoing specialty business, net of reinsurance recoverable on unpaid losses, which was a healthy 15 points above the midpoint of our range of reserve estimates. The $212 million of net loss and loss adjustment expense reserves for our runoff business at year end was closer to the midpoint of our range of reserve estimates, which we think is appropriate as we approach the closing of the sale of the runoff business.

The asset allocation of our investment portfolio held steady during 2012. At year end, equities represented approximately 18% of the total portfolio, little changed from the prior year, while the fixed income portfolio remained high quality and short-dated with an average duration of 2.8 years.

With the closing of the runoff sale in 2013, we will have made the final transition to a pure specialty company. Free of the drag from the runoff business, we expect our prospective results to be very compelling.

Respectfully submitted,

Paul

Paul H. McDonough
Senior Vice President and Chief Financial Officer

FINANCIALS



GROWTH IN ADJUSTED BOOK VALUE PER SHARE (NGM)
VALUE PER SHARE
GROWTH (IRR BASIS)
$ 24
22
20
18
16
14
12
10
8
6
4
2
0
55 %
45
35
25
15
5
-5
SEPT 30 '06 (PRO-FORMA)
DEC 31 '06
DEC 31 '07
DEC 31 '08
DEC 31 '09
DEC 31 '10
DEC 31 '11
DEC 31 '12
BVPS AND ABVPS (1)
CUMULATIVE DIVIDENDS PAID (2)
CUMULATIVE ABVPS GROWTH (IRR BASIS)

(1) AMOUNTS FOR SEPTEMBER 30, 2006 THROUGH MARCH 31, 2008 ADJUSTED FOR THE ECONOMIC DEFEASANCE OF THE COMPANY'S MANDATORILY REDEEMABLE PREFERRED STOCK.

(2) CUMULATIVE DIVIDENDS OF $10.57 PAID THROUGH DECEMBER 2012 (QUARTERLY DIVIDENDS OF $0.21 PER SHARE PAID BEGINNING IN MARCH 2007 AND SPECIAL DIVIDENDS OF $2.03, $2.50 AND $1.00 PER SHARE PAID IN MARCH 2008, SEPTEMBER 2010 AND JUNE 2011, RESPECTIVELY).

FINANCIALS


NET WRITTEN PREMIUM*
NET WRITTEN PREMIUM
(IN MILLIONS)
$1,400
1,200
1,000
800
600
400
200
0
2008
2009
2010
2011
2012


COMBINED RATIO*
COMBINED RATIO
120 %
100
80
60
40
20
0
2008
2009
2010
2011
2012
EXPENSE RATIO
LOSS RATIO

*REFLECTS THE SPECIALTY PRODUCTS AND SPECIALTY INDUSTRIES REPORTABLE SEGMENTS AS DISCLOSED IN OUR 2012 ANNUAL REPORT ON FORM 10-K.

DIRECTORS & MANAGEMENT

BOARD OF DIRECTORS

LOWNDES A. SMITH
CHAIRMAN OF THE BOARD OF DIRECTORS
MANAGING PARTNER
WHITTINGTON GRAY ASSOCIATES

T. MICHAEL MILLER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
ONEBEACON INSURANCE GROUP, LTD.

RAYMOND BARRETTE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
WHITE MOUNTAINS INSURANCE GROUP, LTD.

REID T. CAMPBELL
MANAGING DIRECTOR AND PRESIDENT
WHITE MOUNTAINS CAPITAL, INC.

MORGAN W. DAVIS
DIRECTOR
WHITE MOUNTAINS INSURANCE GROUP, LTD.

DAVID T. FOY
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
WHITE MOUNTAINS INSURANCE GROUP, LTD.

LOIS W. GRADY
RETIRED EXECUTIVE
VICE PRESIDENT
HARTFORD LIFE, INC.

RICHARD P. HOWARD
PORTFOLIO MANAGER
PROSPECTOR PARTNERS, LLC

IRA H. MALIS
MANAGING DIRECTOR
EQUITY CAPITAL MARKETS
STIFEL NICOLAUS

KENT D. URNESS
RETIRED EXECUTIVE
VICE PRESIDENT
ST. PAUL TRAVELERS

EXECUTIVE MANAGEMENT

T. MICHAEL MILLER
PRESIDENT AND CHIEF EXECUTIVE OFFICER

PAUL H. MCDONOUGH
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

PAUL J. BREHM
EXECUTIVE VICE PRESIDENT AND
CHIEF RISK OFFICER

DENNIS A. CROSBY
EXECUTIVE VICE PRESIDENT
INSURANCE OPERATIONS

SEAN W. DUFFY
SENIOR VICE PRESIDENT AND
CHIEF CLAIMS OFFICER

SCOTT W. MCCLINTOCK
SENIOR VICE PRESIDENT AND
CHIEF INFORMATION OFFICER

MAUREEN A. PHILLIPS
SENIOR VICE PRESIDENT AND
GENERAL COUNSEL

BRIAN D. POOLE
SENIOR VICE PRESIDENT AND
CHIEF ACTUARY

PAUL F. ROMANO
EXECUTIVE VICE PRESIDENT
INSURANCE OPERATIONS

THOMAS N. SCHMITT
SENIOR VICE PRESIDENT HUMAN RESOURCES
AND CORPORATE SERVICES

BUSINESS LEADERSHIP

PAUL F. ROMANO
PRESIDENT
ONEBEACON PROFESSIONAL INSURANCE

- **PAUL M. ABLAN**
  PRESIDENT
  PROFESSIONAL LIABILITY GROUP

- **CRAIG M. COLLINS**
  PRESIDENT
  FINANCIAL SERVICES

- **STEVEN C. SPINA**
  PRESIDENT
  HEALTH CARE GROUP

CHAD A. ANDERSON
PRESIDENT
ONEBEACON SURETY GROUP

DANIEL J. BEAUDETTE
PRESIDENT
ONEBEACON PROGRAM GROUP

LORI A. CERNERA
PRESIDENT
ONEBEACON ACCIDENT GROUP

DEVIN S. CLAYPOOL
VICE PRESIDENT
ONEBEACON ENVIRONMENTAL

ROBERT C. GALLAGHER
PRESIDENT
INTERNATIONAL MARINE UNDERWRITERS

A. JAMES HEITKEMPER
PRESIDENT
ONEBEACON SPECIALTY PROPERTY

JEFFREY C. RICHARDSON
PRESIDENT
ONEBEACON GOVERNMENT RISKS

DANA E. TUFTS
PRESIDENT
AWG DEWAR

PETER D. WILLIAMS
PRESIDENT
ONEBEACON ENTERTAINMENT

JOHN S. WURZLER
PRESIDENT
ONEBEACON TECHNOLOGY INSURANCE

IN MEMORY OF JACK BYRNE



On March 7, 2013, the insurance industry lost a true legend — and OneBeacon, its founding father. Back in September of 2000, Jack, who was then Chairman of White Mountains, announced the intended acquisition of our legacy operations. As he tells it, he was just helping management with its exit strategy. Immediately after the sale closing in June 2001, Jack began transforming the newly christened OneBeacon to an "underwriting comes first" company. His four operating principles that guide our business every day were critical to improving results. We owe much to his leadership, wisdom and plain-spoken style.

Within the broader industry, Jack was perhaps best known for leading GEICO back to prosperity when it was on the brink of bankruptcy in the mid 1970s. He was named the Insurance Leader of the Year in 2001, in recognition of his many accomplishments over a long and illustrious career.

To use one of Jack's famous phrases: "Attaboy, Jack!" We are forever grateful for your belief in OneBeacon and for reminding us that by focusing on the fundamentals, you can have a very special insurance company.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
14 Wesley Street, 5th Floor
Hamilton HM 11, Bermuda

U.S. CORPORATE HEADQUARTERS
601 Carlson Parkway, Suite 600
Minnetonka, MN 55305

REGISTERED OFFICE
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

ANNUAL MEETING
The 2013 Annual General Meeting of Members (AGM) will be held on May 22, 2013 at Tucker's Point Hotel, Hamilton Parish, Bermuda at 12:00 noon Atlantic time (11:00 a.m. Eastern time).

Notice of availability of proxy materials for the AGM, including the Notice of 2013 Annual General Meeting of Members and Proxy Statement, Annual Report on Form 10-K and Management Report will be sent to members on or about April 9. The proxy materials, as well as all other SEC filings and reports, and news releases, are available online at www.onebeacon.com for viewing and downloading.

INVESTOR MEETING
The company will hold an Investor Information Meeting on Friday, June 7, 2013 at the InterContinental New York Times Square, 300 West 44th Street, New York, NY at 1:00 p.m. Eastern time. Please refer to the company's website for further details.

STOCK EXCHANGE INFORMATION
The company's common shares are listed on the New York Stock Exchange under the symbol "OB."

TRANSFER AGENT, REGISTRAR FOR COMMON SHARES AND DIVIDEND DISBURSING AGENT
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
Tel: 800.468.9716

Shareholders may obtain information about transfer requirements, replacement dividend checks, duplicate 1099 forms and changes of address by calling the Transfer Agent's Telephone Response Center at 800.468.9716 or 651.450.4144 for the hearing impaired, or visiting the Transfer Agent's website at www.wellsfargo.com/shareholderservices. Please be prepared to provide your tax identification or Social Security number, description of securities and address of record. Other inquiries concerning your shareholder account should be addressed in writing to the Transfer Agent and Registrar.

SHAREHOLDER INQUIRIES
Written shareholder inquiries, including requests for copies of the company's Annual Report on Form 10-K and SEC filings, should be sent to the Corporate Secretary at the company's Bermuda corporate headquarters. Written inquiries from the investment community should be directed to the Investor Relations department at the company's Bermuda corporate headquarters.

ADDITIONAL INFORMATION
We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Management Report.

NON-GAAP MEASURES

Our 2012 Management Report includes a non-GAAP financial measure, adjusted book value per share, identified by the superscript "NGM." OneBeacon believes this measure to be a useful supplement to the comparable GAAP measure, book value per share, in evaluating financial performance and understanding the company's earnings and profitability. Adjusted book value per share is OneBeacon's common shareholders' equity excluding the impact of economically defeasing the company's mandatorily redeemable preferred stock, which was completed in May of 2008, divided by the number of common shares outstanding. The following table presents the reconciliation of adjusted OneBeacon's common shareholders' equity to OneBeacon's common shareholders' equity, the most comparable GAAP measure, as of March 31, 2008, the last quarter for which the preferred stock was outstanding.

(in millions, except per share amounts)	**As of March 31, 2008**
NUMERATOR	
OneBeacon's common shareholders' equity	$1,613.0
Remaining adjustment of subsidiary preferred stock to face value	(11.1)
Adjusted OneBeacon's common shareholders' equity	$1,601.9
DENOMINATOR	
Common shares outstanding	96.0
Book value per share	$16.80
Adjusted book value per share	$16.69

SAFE HARBOR STATEMENT

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.
Statements in our 2012 Management Report regarding our business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 10-K.